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                                                            +1 617 526 6000(t)
February 25, 2008                                          +1 617 526 5000 (f)

Barclays Global Investors Funds                                 wilmerhale.com
45 Fremont Street
San Francisco, CA 94105

Re:Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A for
   Barclays Global Investors Funds (the "Trust") (File Nos. 033-54126;
   811-07332)

Ladies and Gentlemen:

   As counsel to the Trust, we have reviewed the above-captioned post-effective amendment to the Trust's Registration Statement on Form N-1A for filing with the Securities and Exchange Commission. We hereby represent, pursuant to Rule 485(b)(4) under the Securities Act of 1933, as amended, that said post-effective amendment does not, in our view, contain disclosures that would make it ineligible to become effective pursuant to paragraph (b) of said Rule
485. Except as provided in this paragraph, this letter may not be relied upon by, or filed with, any other parties or used for any other purpose.

Very truly yours,

WILMER CUTLER PICKERING HALE
ANDDORR LLP

By: /s/ Leonard A. Pierce
    --------------------------
    Leonard A. Pierce, Partner

      Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston,
                              Massachusetts 02109
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